June 9, 2006
Via U.S. Mail And Facsimile
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Susan Block Joshua Ravitz

Re:	Volkswagen Public Auto Loan Securitization, LLC Volkswagen Auto Lease Underwritten Funding, LLC Registration Statement on Form S-3 Filed May 3, 2006 File No. 333-133770
Mayer, Brown, Rowe & Maw LLP
71 South Wacker Drive
Chicago, Illinois 60606-4637

Main Tel (312) 782-0600
Main Fax (312) 701-7711
www.mayerbrownrowe.com

     On behalf of Volkswagen Public Auto Loan Securitization, LLC and Volkswagen Auto Lease Underwritten Funding, LLC (each, a “Depositor” and together, the “Depositors”) and in response to the letter (the “Comment Letter”) dated May 30, 2006 from the staff (the “Staff”) of the Securities and Exchange Commission to the Depositors, the Depositors are submitting herewith, electronically via EDGAR, Amendment No. 1 to the captioned Registration Statement on Form S-3. In addition, a paper copy of this letter is being delivered to you, together with two copies of Amendment No. 1, which have been marked to show the changes from the Registration Statement as filed on May 3, 2006.
     The Depositors’ responses to the Comment Letter are set forth below. The responses follow each of the Staff’s comments, which are re-typed below. Please note that the page references refer to the marked copy of each prospectus and form of prospectus supplement. Unless otherwise noted, the use of “we”, “us” and similar terms refers to the applicable Depositor, or to both Depositors, as the context requires, each in its capacity as the registrant and the issuer under Regulation AB.
     Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.
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June 9, 2006

Registration Statement on Form S-3
General
1.	Please confirm that the depositors or any issuing entity previously established, directly or indirectly, by the depositors or any affiliate of the depositors have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositors that has offered a class of asset-backed securities involving the same asset class as this offering.

Response

Attached as Exhibit A to this letter is a list of affiliates of the Depositors that have offered a class of asset-backed securities involving auto loans or auto leases, together with their respective CIK codes. (We note that VW Credit Leasing Ltd. has not offered any asset-backed securities; however, VW Credit Leasing Ltd., as issuer of the SUBI Certificates, is a co-registrant as a result of its involvement in the auto lease asset-backed securities offerings.) We hereby confirm that the Depositors and each issuing entity previously established, directly or indirectly, by a Depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset classes.

2.	Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

Response

We confirm that all material terms to be included in the finalized agreements will be disclosed in the final Rule 424(b) prospectus.

3.	Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Response

We confirm that we will file, or cause to be filed, unqualified legal and tax opinions at the time of each takedown.

4.	We note that your disclosure on page 29 of the Volkswagen Auto Loan Enhanced Trusts base prospectus, and page 14 of the Volkswagen Auto Lease Trusts base

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prospectus, lists several specific types of credit support that may be used by an issuing entity, and goes on to indicate that “other agreements or arrangements with respect to third party payments or any other credit or cash flow support as may be described in the applicable prospectus supplement” or that other forms of credit enhancement or liquidity may be used “[t]o the extent specified in the applicable prospectus supplement”. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that each base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown and revise to remove the language quoted above, as well as any other similar “catch-all” language.

Response

We have revised the disclosure on pages 29 through 30 of the Volkswagen Auto Loan Enhanced Trusts base prospectus and page 14 of the Volkswagen Auto Lease Trusts base prospectus in response to the Staff’s comment. We have also deleted similar “catch-all” language throughout each base prospectus. We confirm that each base prospectus includes all assets, credit enhancements and other structural features reasonably contemplated to be included in an actual takedown.
     Registration Fee Table
5.	We note you have not allocated the registered securities between the two depositors (issuers). It does not appear appropriate to us to have failed to allocate the amount of securities registered among the issuers. Refer to Telephone Interpretation 25S in the Division of Corporation Finance: Manual of Publicly Available Telephone Interpretations, March 1999 Supplement, available on our website, www.sec.gov. To the extent you are doing this for fee maintenance, please refer to Regulation AB Telephone Interpretation 14.01, also available on our website.

Response

We have deleted Volkswagen Public Auto Loan Securitization LLC as a Depositor and Registrant on the Registration Statement, and have revised the Registration Statement where appropriate to reflect that Volkswagen Auto Lease

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Underwritten Funding, LLC is now the only depositor (issuer) of the auto loan and auto lease asset-backed securities.
     Volkswagen Auto Loan Enhanced Trust Supplement
     General
6.	We note forms of credit enhancement on the cover page and discussed in the summary. Please also provide bracketed disclosure in an appropriate place in the prospectus supplement regarding potential credit enhancement. Refer to Item 1114 of Regulation AB.

Response

We have added bracketed language on page S-53 of the Volkswagen Auto Loan Enhanced Trust supplement and page S-63 of the Volkswagen Auto Lease Trust supplement in response to the Staff’s comment.

7.	In this regard, please disclose, or provide bracketed language in the prospectus supplement, that indicates that the financial information for a credit enhancement provider will be provided if the entity is liable or contingently liable to provide payments representing 10% or more. Refer to Item 1114(b) of Regulation AB.

Response

We have added bracketed language on pages S-15 and S-53 of the Volkswagen Auto Loan Enhanced Trust supplement and pages S-16 and S-63 of the Volkswagen Auto Lease Trust supplement in response to the Staff’s comment.
     Summary
8.	We note that you list subordinated certificates and excess interest as forms of credit enhancement in the summary on pages S-12. Please provide a brief description of what protection or support is provided by subordinated certificates. Although you indicate the source of excess interest on page S-14, please provide a description of what protection or support is provided by excess interest.

Response

We have added bracketed language on page S-13 and additional language on page S-52 of the Volkswagen Auto Loan Enhanced Trust supplement and bracketed language on page S-15 and additional language on page S-63 of the Volkswagen Auto Lease Trust supplement to include a brief description of what support is provided by subordinated certificates. We have added language on pages S-14

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and S-53 of the Volkswagen Auto Loan Enhanced Trust supplement to include a brief description of what support is provided by excess interest.

9.	In addition, please provide a brief description of how losses not covered by credit enhancement will be allocated. See Item 1103(a)(3)(ix) of Regulation AB.

Response

The disclosure regarding priority of payments on pages S-11 through S-12 and pages S-51 through S-52 of the Volkswagen Auto Loan Enhanced Trust supplement summarizes how losses not covered by credit enhancement or support will be allocated to the securities (or classes of securities). We have added a cross reference to these sections under “Credit Enhancement” on page S-12 of the Volkswagen Auto Loan Enhanced Trust supplement. The disclosure regarding priority of payments on pages S-13 through S-14 and pages S-61 through S-62 of the Volkswagen Auto Lease Trust supplement summarizes how losses not covered by credit enhancement or support will be allocated to the securities (or classes of securities). We have added a cross reference to these sections under “Credit Enhancement” on page S-14 of the Volkswagen Auto Lease Trust supplement.
     [Swap Counterparty], page 7
10.	Please confirm that the swap counterparty is limited to an interest rate or currency swap provider.

Response

We confirm that the swap counterparty is limited to an interest rate or currency swap provider.
     [The Swap Counterparty], page S-59
11.	Please confirm that if the significance percentage of the interest rate swap agreement is more than 10% you will provide the required financial information for the swap counterparty. Refer to Item 1115(b) of Regulation AB.

Response

We confirm that if the significance percentage of the interest rate swap agreement is more than 10%, then we will provide the required financial information for the swap counterparty. In addition, we have added bracketed language on page S-61 of the Volkswagen Auto Loan Enhanced Trust supplement and page S-75 of the Volkswagen Auto Lease Trust supplement in response to the Staff’s comment,

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which will include financial information if the aggregate significance percentage is 10% or more.
     Volkswagen Auto Lease Trust Supplement
     Cover Page
12.	It appears from pages S-13 and S-14 of the summary that you will use overcollateralization and an interest rate swap as forms of credit enhancement. Please expand your cover page to identify these credit enhancements and to identify the interest rate swap provider. See Item 1102(h) of Regulation AB.

Response

We have added bracketed language to the cover page of the Volkswagen Auto Lease Trust supplement to include overcollateralization as a form of credit enhancement and to identify the interest rate swap provider. We have also provided expanded disclosure regarding the use of overcollateralization on pages S-15 through S-16 and S-63 of the Volkswagen Auto Lease Trust supplement. In addition, we have added bracketed language to the cover page of the Volkswagen Auto Loan Enhanced Trust supplement as a placeholder for the identity of the interest rate swap provider.
     Volkswagen Auto Loan Enhanced Trusts Base Prospectus
     The Transaction Documents
     Credit and Cash Flow Enhancement, page 29
13.	Please ensure that this section briefly describes all forms of credit enhancement that may be used. For example, we note that your Volkswagen Auto Loan Enhanced Trust supplement contemplates the use of excess interest as a form of credit enhancement but that is not mentioned here. In addition, a list of forms of credit enhancement is not sufficient. Each form of credit enhancement should be briefly described in the base prospectus. Revise throughout the filing as appropriate.

Response

We have added language on page 29 through 30 of the Volkswagen Auto Loan Enhanced Trusts base prospectus and throughout the filing in response to the Staff’s comment. Please also see our responses to Comments 6, 8, 9 and 12 above.

June 9, 2006

14.	We note your disclosure that a guarantee on the applicable securities will be either registered or exempt. Please either register the guarantee now or clarify that if the guarantee needs to be registered after effectiveness, it will be by a separate registration statement.

Response

We have added language on page 30 of the Volkswagen Auto Loan Enhanced Trusts base prospectus to clarify that the guarantee needs to be registered separately.

15.	Please clarify here that “swaps” are limited to interest rate or currency swaps or describe the other types of swaps contemplated and how they meet the definition of asset backed security.

Response

We have revised the language on pages 1, 12 and 30 of the Volkswagen Auto Loan Enhanced Trusts base prospectus and on pages 2, 3 and 14 of the Volkswagen Auto Lease Trusts base prospectus to clarify that “swaps” are limited to interest rate or currency swaps or caps.

16.	We note from the first paragraph of this section that credit enhancement for a series may cover one or more other series of securities. We also note from the second paragraph of this section that if a form of credit enhancement covers more than one series, security holders will be subject to the risk that such credit enhancement will be exhausted by claims of securityholders of other series. Please provide us with a legal analysis as to why this arrangement is consistent with the definition of an asset-backed security.

Response

We have revised the language on page 30 of the Volkswagen Auto Loan Enhanced Trusts base prospectus to clarify that credit enhancement will cover only one series of securities (although it may cover multiple classes within the series).
     Volkswagen Auto Lease Trusts Base Prospectus
     The Issuing Entities, page 13
17.	We note from page 14 that in addition to interest rate or currency swaps, you may use other hedge agreements. Please revise to clarify that your derivative instruments will be limited to interest rate or currency swaps and delete this language or list the types of other hedges to which you refer and tell us how they

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meet the definition of asset backed security. Refer to Section III.A.2.a. of Regulation AB Adopting Release (Release No. 33-8518; 34-50905) and Item 1115 of Regulation AB.

Response

We have revised the language on page 14 of the Volkswagen Auto Lease Trusts base prospectus to clarify that our derivative instruments will be limited to interest rate or currency swaps or caps.

18.	We note that the interest rate or currency swap may be held by the owner trustee or the indenture trustee. Please briefly explain to us how that will operate and how that meets the definition of asset backed security.

Response

In response to the Staff’s comment, we have deleted the language on page 14 of the Volkswagen Auto Lease Trusts base prospectus that the interest rate or currency swap may be held by the owner trustee or the indenture trustee. We have also deleted the same language on page 12 of the Volkswagen Auto Loan Enhanced Trusts base prospectus.
     If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned, Stuart Litwin at (312) 701-7373 or Angela Ulum at (312) 701-7776. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,
/s/ Stuart M. Litwin
Stuart M. Litwin

cc:	Allen L. Strang William A. Horwath

EXHIBIT A
List of Affiliates and CIK Codes
With respect to Leases:

Volkswagen Auto Lease Underwritten Funding LLC	0001182534

VW Credit Leasing Ltd.	0001202610

Volkswagen Auto Lease Trust 2002-A	0001202609

Volkswagen Auto Lease Trust 2004-A	0001303023

Volkswagen Auto Lease Trust 2005-A	0001316717
With respect to Loans:

Volkswagen Public Auto Loan Securitization LLC	0001221498

Volkswagen Auto Loan Enhanced Trust 2003-1	0001242472

Volkswagen Auto Loan Enhanced Trust 2003-2	0001267762

Volkswagen Auto Loan Enhanced Trust 2005-1	0001343707